MUSCLE MAKER, INC.

308 East Renfro Street, Suite 101

Burleson, Texas 76028

(682) 708-8250

January 24, 2020

Via Edgar

Scott Anderegg, Staff Attorney

United State Securities and Exchange Commission

Washington, D.C. 20549

Re:	Muscle Maker, Inc.
Amendment No. 3 and 4 to Registration Statement on Form S-1
Filed January 10 and 13, 2020
File No. 333-235283

Dear Mr. Anderegg:

The following responses address the comments of the staff (the “Staff”) of the Securities and Exchange Commission as set forth in its letter dated January 22, 2020 (the “Comment Letter”) relating to the Amendment No. 3 and 4 to Registration Statement on Form S-1 filed January 10 and 13, 2020 (the “Registration Statement”) of Muscle Maker Inc. (the “Company”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company.

Amendment No. 4 to Form S-1 Filed January 13, 2020

Use of Proceeds, page 33

1.	Consistent with information contained in the notes to the financial statements, please revise to describe the $550,000 of debt intended to be repaid with proceeds of the offering. For clarity, include the interest rate and maturity date associated with the debt. If the debt to be repaid was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Refer to Instruction 4 of Item 504 of Regulation S-K.

Response

We have revised the “Use of Proceeds” section on pages 33 and 34 to describe the $550,000 in debt to be repaid including the interest rate, maturity date, the date such debt was incurred and the use of proceeds associated with such debt.

Capitalization, page 34

2.	You disclose the “pro forma as adjusted” column gives effect to the offering. However, it does not appear the “Cash and cash equivalents” and “Total debt at face value” amounts in the “Pro Forma As Adjusted” column reflect the $550,000 debt intended to be repaid with the proceeds of the offering as disclosed in “Use of Proceeds.” Please clarify for us, and revise as appropriate.

Response

We have revised the entries in the “Pro Forma as Adjusted” column on page 35 to reflect the repayment of the $550,000 in debt.

Condensed Consolidated Financial Statements as of and for the Period Ended September 30, 2019

Notes to Unaudited Condensed Consolidated Financial Statements

Note 12- Notes Payable, page F-18

3.	Please ensure consistency with the information in this note to the related debt amounts presented on the balance sheet as of September 30, 2019. For example, the total face value of debt and discounts presented on the balance sheet appear to be $10,311,458 and $1,340,590, respectively, whereas the respective total amounts in the note appear to be $7,914,000 and $1,096,374. Additionally, descriptions of the debt on the balance sheet do not appear to be the same as in the note.

Response

We have revised Note 12 to provide that the debt amounts presented on the balance sheet as of September 30, 2019 are consistent with the information presented in Note 12.

4.	Additionally, please ensure consistency with the information in this note to that in note 16 on page F-28. For example, it appears a total face value of $4,688,000 of SPA notes and $1,375,000 of other convertible notes is disclosed as converted in note 16 but the total face value of SPA notes and other convertible notes outstanding in note 12 appears to be only $2,973,000 and $1,350,000, respectively. In view of the preceding, please consider providing information in note 16 of the face value amount outstanding after conversion for each debt converted that together with information in note 12 enables investors to readily associate the total face value of debt outstanding after conversion in the capitalization table.

Response

We have revised Note 16 to ensure consistence with the information in this note is consistent with the information presented in Note 12.

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Please do not hesitate to contact the undersigned if you have any questions or comments. Thank you.

Sincerely,

/s/ Ferdinand Groenewald
Ferdinand Groenewald, CFO

cc:	Stephen M. Fleming, Esq.